# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

## Washington, D.C. 20549



# Form CB

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [ ]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [X]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]



ORIGIN ENERGY LIMITED
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

New South Wales, Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Origin Energy Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)



Not Applicable
(CUSIP Number of Class of Securities (if applicable))

William Hundy, Company Secretary
Origin Energy Limited
Level 39, AMP Centre, 50 Bridge St
Sydney, NSW, 2000, Australia
(011-61-2-9220-6400)

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 16, 2002
(Date Tender Offer/Rights Offering Commenced)

## PART I – INFORMATION SENT TO SECURITY HOLDERS

**Item 1.** ***Home Jurisdiction Documents***

| Exhibit | Description |
|---|---|
| 1 | Letter to shareholders from Origin Energy Limited dated April 16, 2002 regarding the Share Sale Facility with attached Instruction to Sell Forms and Terms and Conditions of Share Sale Facility. |

**Item 2.** ***Informational Legends***

Not Applicable.

## PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

## PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Origin Energy Limited concurrently with the furnishing of this Form CB.

## PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORIGIN ENERGY LIMITED

By: ______________________________
William Hundy

Title: Company Secretary
Date: April 16, 2002



**EXHIBIT 1**

16 April 2002

Dear Shareholder

**SHARE SALE FACILITY**

Origin Energy has implemented a Share Sale Facility for shareholders with registered holdings of 10,000 shares or less (to a minimum of 170 shares) to enable them to realise returns on their investment, free of brokerage.

Under the Facility you are able to sell 1 in 20 of your holding at a market price free of brokerage. Shareholders with registered holdings of 170 shares or less may use the Facility to sell their entire holding.

You are under no obligation to use the Share Sale Facility. If you do not wish to sell any of your shares under the Facility you do not need to do anything and may simply ignore this notice.

If you held more than 170 Origin Energy shares as at the record date of 22 March 2002, but your current holding balance is 170 shares or less, please contact Origin Energy's Share Registry on 1300 664 446 if you wish to sell your entire holding.

If you wish to use the Facility please review the attached Instruction to Sell Form and the Terms and Conditions on the reverse. You should complete the form and sign it and lodge it in accordance with the instructions on the form.

You should note that the sale of shares could have capital gains tax implications for you. You should obtain your own independent advice on this matter.

The form should be returned to the Share Registry by 5.00pm (Sydney time) on 3 May 2002. Shareholders with CHESS holdings will need to forward the form to their Sponsoring Broker who should forward the completed form to the Share Registry by the closing date.

Sales of shares will take place over the period of the Facility from 19 April 2002 to 10 May 2002.

Should you have any questions concerning this process please contact Origin Energy's Share Registry on **1300 664 446.**

Yours sincerely

Bill Hundy
Company Secretary



Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au



**IMPORTANT NOTICE**

**PLEASE COMPLETE THIS FORM IF YOU WISH TO SELL YOUR SHARES IN ORIGIN ENERGY LIMITED. IF YOU DO NOT UNDERSTAND THIS MATTER YOU SHOULD IMMEDIATELY CONSULT YOUR FINANCIAL ADVISER.**

Holder Number



**A**

Number of Shares held at 22 March 2002



## B SHARE SALE FACILITY FOR UNMARKETABLE PARCEL

**PLEASE COMPLETE THIS FORM ONLY IF YOU WISH TO USE THE SHARE SALE FACILITY TO SELL ALL OF YOUR ORIGIN ENERGY SHARES IN BOX A.**

Shareholders with registered holdings of 170 shares or less (an unmarketable parcel of shares) have an opportunity to sell all of their Origin Energy shares free of brokerage charges. If you wish to use this facility to sell all of the shares shown in Box A above, please complete this notice and return it to the Company's share registry at the address below to be received no later than **5.00pm Sydney time, on 3 May 2002.**

POSTAL ADDRESS
ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232
Australia

OR

FOR HAND DELIVERY
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
Australia
***(Do not use this address for Express Post mailing)***

By signing this Instruction to Sell form you agree to:

- Appoint and instruct UBS Warburg Limited ("the Broker") to act as my agent and to arrange the sale of the number of shares set out in Box A above.
- Irrevocably authorise the Broker as my agent to sell these shares in accordance with the Terms and Conditions set out on the reverse of this form, and to Execute all documents and do all acts and things necessary for the sale of such shares through this facility.
- Give the warranties and acknowledgements set out in the Terms and Conditions.

Shareholders with Broker sponsored CHESS holdings authorise ASX Perpetual Registrars Limited to remove shares from their holding to satisfy the Instruction to Sell request

## C CONTACT DETAILS

Please provide a telephone number where we may reach you during business hours if we have any questions about this form.

Contact Name

Contact Telephone Number

## D SHAREHOLDER SIGNATURE/S - INSTRUCTIONS

**It is important you read the signing instructions overleaf as incorrectly signed forms may be rejected.**

I/We named above agree to be bound by the Terms and Conditions of the Share Sale Facility set out on the reverse of this Instruction to Sell Form.

| Securityholder 1 (Individual) | Joint Securityholder 2 (Individual) | Joint Securityholder 3 (Individual) |
|---|---|---|
| | | |
| Sole Director and Sole Secretary | Director/Company Secretary (Delete one) | Director |

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution.

Date

/ /

**PLEASE READ OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS**

**ORG SSS001**

# TERMS AND CONDITIONS OF SALE

By signing this form you irrevocably agree to these terms and conditions and irrevocably request UBS Warburg Limited ABN 40 008 582 705 (the "**Broker**") to deal with your shares in Origin Energy Limited ABN 30 000 051 696 ("**Origin**") and sale proceeds as set out below.

**1. Purpose**

1.1 The Share Sale Facility has been established by the Broker to assist Origin Shareholders to sell their Origin shares ("**Shares**") conveniently. Origin Shareholders with registered holdings of 10,000 shares or less may use the facility to sell 5% of their holding as registered on 22 March 2002. Shareholders with registered holdings of 170 shares or less, being deemed an Unmarketable Parcel, will be able to use the facility to sell their entire registered holding under the facility.

The facility will be available to shareholders in jurisdictions where it is legal to offer the facility.

1.2 Origin Shareholders are under no obligation to sell their shares through the facility. Origin is not making the offer of the service nor is it liable in any way in relation to it other than as described in **Section 8** below. It is offered by the Broker. Instruction to Sell orders will be given effect on the next Sale Day after the business day on which your form is received and processed. Sale Days will occur weekly each Friday beginning 19 April 2002 until the Friday following the close of the offer. The Broker may at its sole discretion delay the sale of some or all of the batches if it considers that to be in the best interests of Origin Shareholders by avoiding an excessive concentration of sales on the Sale Day.

In this circumstance, any "unsold batches" would be sold on the next trading day or trading days, as determined by the Broker, and the sale price achieved for the shares will be the weighted average sale price of all batches sold that include the Shareholders' shares (see section 4.3 and 4.4 below).

**The market price of Origin shares may change (eg drop) between the time you send in your form and the day your sell order is executed.**

**2. Appointment of Broker**

2.1 As an Origin Shareholder, you appoint the Broker as execution only broker to sell your eligible Shares as noted in Box A of the Instruction to Sell Form as your agent.

2.2 The Instruction to Sell Forms received prior to a Sale Day will be processed by ASX Perpetual Registrars Limited ABN 54 083 214 537 (the "**Share Registrar**") and treated as one batch. A batch will be prepared on the last business day before a Sale Day and will include any forms received on or prior to that day which are yet to be processed. The batch will be notified to the Broker and you will be a client of the Broker.

2.3 You authorise the Broker to effect the sale of your Shares in accordance with the Business Rules of the Australian Stock Exchange and the payment of money, and to execute any instrument and take any other step as it considers appropriate to transfer your Shares (or otherwise give effect to the sale of your Shares), in accordance with these terms and conditions.

**3. Warranties by you**

You warrant that you have made your own decision on whether to sell your Shares and have independently and without reliance on information from Origin, the Broker, save for the Instruction to Sell Form and these Terms and Conditions made:

(a) your own investigations into the affairs of Origin;
(b) your own analysis of whether to instruct UBS Warburg to sell your Shares in accordance with this Instruction to Sell Form and these Terms and Conditions.

You warrant that you are the legal and beneficial owner of your Origin Shares and that you are absolutely free to sell your Origin Shares and your Origin Shares have not been mortgaged or charged or otherwise encumbered in any way.

**4. Selling in batches**

4.1 Your Shares will be sold:

(a) together with the Shares of other sellers, whose Shares are included in the batch from the same period preceding each Sale Day;
(b) on an 'at market' basis, but resulting in a weighted average sale price for you as described below.

4.2 The Shares of various Shareholders which are included in the one batch will be notified by the Share Registrar to the Broker on the morning of the next Sale Day following the business day on which the forms are collected.

4.3 The Broker will place one or more sell orders to sell all those Shares as soon a practicable. The Shares included in the one batch may therefore be sold by multiple trades at different prices. Each Shareholding included in a batch sold on the one day will be deemed sold proportionately in each such trade. For example, if a seller wants to sell 100 Shares and the total in this relevant batch is 500 Shares and the first trade for the batch is for 250 Shares, the seller is deemed to have sold 50 Shares in that trade.

4.4 If all the Shares in one batch are not sold on the one day, the batch will be split by the Broker into two batches:

(a) a batch containing the Shares which have been sold (a "**sold batch**"); and
(b) a batch containing the Shares which have not been sold (an "**unsold batch**").

The Broker will place one or more orders to sell the unsold batch on the following trading day as (or as part of) that trading day's batch. If this occurs, the sale price you will receive will be the weighted average sale price of all batches sold that include your shares.

4.5 The sale price achieved for your Shares, will be the weighted average sale price of the batch (or batches) in which they were sold. The sale price achieved may be different to the price appearing in the newspaper on the day you send in your Instruction to Sell Form or any other day. The sale price may not be the highest price at which shares are sold on the day your Shares are sold. Processing of Instruction to Sell Forms would be done only on business days and sales would be done only on trading days. The Broker may reject an Instruction to Sell form by giving written notice to that effect to the seller.

**5. Selling on the Australian Stock Exchange**

The Broker will sell Shares on the Australian Stock Exchange in the ordinary course of business. Sales will be matched with buyers via the SEATS trading system. The Broker will not, as principal, buy any of your Shares. Crossings with other clients of the Broker, but not special crossings, are permitted.

**6. Role of Share Registrar**

The Share Registrar will be acting for Origin to assist the Broker in the processing of received Instruction to Sell Forms, the issue of contract notes and the despatch of cheques.

**7. Proceeds of sale**

The proceeds of the sale of each batch will be transferred from the general trust of the Broker and put in a special purpose trust account of the Broker. Your proceeds of sale will be despatched to you in the form of a cheque by ordinary post to your latest address appearing in the Origin Share Register. Despatch in this way is at your risk. The Broker may decide to pay you the proceeds of sale out of its own funds after your Shares have been sold (but before receipt of the sale proceeds from buyers). If this occurs, you authorise the Broker to reimburse itself out of the sale proceeds so received.

**8. Fees**

Shareholders will not be required to pay brokerage in respect of transactions executed by the Broker pursuant to the service under these terms and conditions. Origin will pay:

(a) a handling fee (and any GST) to the Share Registrar in respect of the processing of Instruction to Sell Forms;
(b) brokerage (and any GST) to the Broker in relation to the effected sales.

**9. When it ends**

9.1 The form must be received by 5.00pm (Sydney time) 3 May 2002. The service may only be extended by agreement between the Broker, the Share Registrar and Origin.

9.2 The Broker may terminate this service earlier. If the Broker terminates the service early, it must, as soon as practicable, publish notice of this termination in the Australian Financial Review specifying the date on which the termination is to take effect or took effect. Any Instruction to Sell Forms which have not been executed (i.e. the Shares have not been sold) at the effective date for the termination will not be given effect to (and will be destroyed). Notices will be sent to any such sellers.

**10. Signing Instructions**

The Instruction to Sell Form must be signed by the Shareholder (for joint shareholders all must sign) or by his/her/their joint authorised attorney(s).

If the shareholder is a corporation, this form should be signed:

- Under the common seal of the company by two directors, or a director and a secretary; or
- By two directors, or a director and a secretary; or
- In the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or
- Under the hand of a duly authorised officer or attorney.

If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Company's Share Registry, it must be produced for noting to ASX Perpetual Registrars Limited at one of the addresses below. A certified copy of a Power of Attorney is acceptable.

**11. Lodgement Details**

Return your completed Instruction to Sell Form in the reply paid envelope to:

| **Mailing Address** | **Hand Delivery** |
|---|---|
| ASX Perpetual Registrars Limited | ASX Perpetual Registrars Limited |
| Locked Bag A14 | Level 8, 580 George Street |
| SYDNEY SOUTH NSW 1232 | SYDNEY NSW 2000 |
| Australia | Australia |

**Your Instruction to Sell Form must be received at the Share Registry no later than 5.00pm Sydney time on 3 May 2002.** A reply paid envelope is enclosed for shareholders resident in Australia. If you are returning your instruction form by post, you should allow sufficient time for collection and delivery by Australia Post.

**12. Privacy Act**

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a security holder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000*. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrar's privacy policy is available on its website (www.registrars.aprl.com.au).

If you have any questions please call the Origin Share Registry on 1300 664 446



**IMPORTANT NOTICE**
**INSTRUCTION TO SELL "ORG" SHARES IN ORIGIN ENERGY LIMITED ("ORIGIN")**

Holder Number



Number of ORG shares held on 22 March 2002

5% of ORG shares held on 22 March 2002

**A**



## B SHARE SALE FACILITY

**PLEASE COMPLETE THIS FORM ONLY IF YOU WISH TO SELL THE NUMBER OF ORIGIN ENERGY LIMITED ORDINARY SHARES SHOWN IN BOX A.**

**Shareholders with registered holdings of 10,000 shares or less, have an opportunity to sell 5% of their shareholding free of brokerage, being the number of shares shown in Box A. If you wish to use this facility complete the contact details in Section C and sign in Section D once you have read the Terms and Conditions of the Share Sale Facility set out on the reverse of this form. You may only sell 5% of your shareholding held as at 22 March 2002. If you wish to sell the number of shares shown in Box A, you must return this form so that it is received by Origin Energy's share registry by 5.00pm (Sydney time) on Friday 3 May 2002 at the address below:**

| POSTAL ADDRESS | OR | FOR HAND DELIVERY |
|---|---|---|
| ASX Perpetual Registrars Limited | | ASX Perpetual Registrars Limited |
| Locked Bag A14 | | Level 8, 580 George Street |
| Sydney South NSW 1232 | | Sydney NSW 2000 |
| Australia | | Australia |
| | | ***(Do not use this address for Express Post mailing)*** |

By signing this Instruction to Sell Form you agree to:

- Appoint and instruct UBS Warburg Limited ("the Broker") to act as my agent and to arrange the sale of the number of shares set out in Box A above.
- Irrevocably authorise the Broker as my agent to sell these shares in accordance with the Terms and Conditions set out on the reverse of this form, and to execute all documents and do all acts and things necessary for the sale of such shares through this facility.
- Give the warranties and acknowledgements set out in the Terms and Conditions.

## C CONTACT DETAILS

Please provide a telephone number where we may reach you during business hours if we have any questions about this form.

**Contact Name**

**Contact Telephone Number**

## D SHAREHOLDER SIGNATURE/S - INSTRUCTIONS

**It is important you read the signing instructions overleaf as incorrectly signed forms may be rejected.**

I/We named above agree to be bound by the Terms and Conditions of the Share Sale Facility set out on the reverse of this Instruction to Sell Form.

| Securityholder 1 (Individual) | Joint Securityholder 2 (Individual) | Joint Securityholder 3 (Individual) |
|---|---|---|
| | | |
| Sole Director and Sole Secretary | Director/Company Secretary (Delete one) | Director |

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution.

Date

/ /



**PLEASE READ OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS**

**ORG SSF003**

# TERMS AND CONDITIONS OF SALE

By signing this form you irrevocably agree to these terms and conditions and irrevocably request UBS Warburg Limited ABN 40 008 582 705 (the "**Broker**") to deal with your shares in Origin Energy Limited ABN 30 000 051 696 ("**Origin**") and sale proceeds as set out below.

**1. Purpose**

1.1 The Share Sale Facility has been established by the Broker to assist Origin Shareholders to sell their Origin shares ("**Shares**") conveniently. Origin Shareholders with registered holdings of 10,000 shares or less may use the facility to sell 5% of their holding as registered on 22 March 2002. Shareholders with registered holdings of 170 shares or less, being deemed an Unmarketable Parcel, will be able to use the facility to sell their entire registered holding under the facility.

The facility will be available to shareholders in jurisdictions where it is legal to offer the facility.

1.2 Origin Shareholders are under no obligation to sell their shares through the facility. Origin is not making the offer of the service nor is it liable in any way in relation to it other than as described in **Section 8** below. It is offered by the Broker. Instruction to Sell orders will be given effect on the next Sale Day after the business day on which your form is received and processed. Sale Days will occur weekly each Friday beginning 19 April 2002 until the Friday following the close of the offer. The Broker may at its sole discretion delay the sale of some or all of the batches if it considers that to be in the best interests of Origin Shareholders by avoiding an excessive concentration of sales on the Sale Day.

In this circumstance, any "unsold batches" would be sold on the next trading day or trading days, as determined by the Broker, and the sale price achieved for the shares will be the weighted average sale price of all batches sold that include the Shareholders' shares (see section 4.3 and 4.4 below).

**The market price of Origin shares may change (eg drop) between the time you send in your form and the day your sell order is executed.**

**2. Appointment of Broker**

2.1 As an Origin Shareholder, you appoint the Broker as execution only broker to sell your eligible Shares as noted in Box A of the Instruction to Sell Form as your agent.

2.2 The Instruction to Sell Forms received prior to a Sale Day will be processed by ASX Perpetual Registrars Limited ABN 54 083 214 537 (the "**Share Registrar**") and treated as one batch. A batch will be prepared on the last business day before a Sale Day and will include any forms received on or prior to that day which are yet to be processed. The batch will be notified to the Broker and you will be a client of the Broker.

2.3 You authorise the Broker to effect the sale of your Shares in accordance with the Business Rules of the Australian Stock Exchange and the payment of money, and to execute any instrument and take any other step as it considers appropriate to transfer your Shares (or otherwise give effect to the sale of your Shares), in accordance with these terms and conditions.

**3. Warranties by you**

You warrant that you have made your own decision on whether to sell your Shares and have independently and without reliance on information from Origin, the Broker, save for the Instruction to Sell Form and these Terms and Conditions made:

(a) your own investigations into the affairs of Origin;
(b) your own analysis of whether to instruct UBS Warburg to sell your Shares in accordance with this Instruction to Sell Form and these Terms and Conditions.

You warrant that you are the legal and beneficial owner of your Origin Shares and that you are absolutely free to sell your Origin Shares and your Origin Shares have not been mortgaged or charged or otherwise encumbered in any way.

**4. Selling in batches**

4.1 Your Shares will be sold:

(a) together with the Shares of other sellers, whose Shares are included in the batch from the same period preceding each Sale Day;
(b) on an 'at market' basis, but resulting in a weighted average sale price for you as described below.

4.2 The Shares of various Shareholders which are included in the one batch will be notified by the Share Registrar to the Broker on the morning of the next Sale Day following the business day on which the forms are collected.

4.3 The Broker will place one or more sell orders to sell all those Shares as soon a practicable. The Shares included in the one batch may therefore be sold by multiple trades at different prices. Each Shareholding included in a batch sold on the one day will be deemed sold proportionately in each such trade. For example, if a seller wants to sell 100 Shares and the total in this relevant batch is 500 Shares and the first trade for the batch is for 250 Shares, the seller is deemed to have sold 50 Shares in that trade.

4.4 If all the Shares in one batch are not sold on the one day, the batch will be split by the Broker into two batches:

(a) a batch containing the Shares which have been sold (a "**sold batch**"); and
(b) a batch containing the Shares which have not been sold (an "**unsold batch**").

The Broker will place one or more orders to sell the unsold batch on the following trading day as (or as part of) that trading day's batch. If this occurs, the sale price you will receive will be the weighted average sale price of all batches sold that include your shares.

4.5 The sale price achieved for your Shares, will be the weighted average sale price of the batch (or batches) in which they were sold. The sale price achieved may be different to the price appearing in the newspaper on the day you send in your Instruction to Sell Form or any other day. The sale price may not be the highest price at which shares are sold on the day your Shares are sold. Processing of Instruction to Sell Forms would be done only on business days and sales would be done only on trading days. The Broker may reject an Instruction to Sell form by giving written notice to that effect to the seller.

**5. Selling on the Australian Stock Exchange**

The Broker will sell Shares on the Australian Stock Exchange in the ordinary course of business. Sales will be matched with buyers via the SEATS trading system. The Broker will not, as principal, buy any of your Shares. Crossings with other clients of the Broker, but not special crossings, are permitted.

**6. Role of Share Registrar**

The Share Registrar will be acting for Origin to assist the Broker in the processing of received Instruction to Sell Forms, the issue of contract notes and the despatch of cheques.

**7. Proceeds of sale**

The proceeds of the sale of each batch will be transferred from the general trust of the Broker and put in a special purpose trust account of the Broker. Your proceeds of sale will be despatched to you in the form of a cheque by ordinary post to your latest address appearing in the Origin Share Register. Despatch in this way is at your risk. The Broker may decide to pay you the proceeds of sale out of its own funds after your Shares have been sold (but before receipt of the sale proceeds from buyers). If this occurs, you authorise the Broker to reimburse itself out of the sale proceeds so received.

**8. Fees**

Shareholders will not be required to pay brokerage in respect of transactions executed by the Broker pursuant to the service under these terms and conditions. Origin will pay:

(a) a handling fee (and any GST) to the Share Registrar in respect of the processing of Instruction to Sell Forms;
(b) brokerage (and any GST) to the Broker in relation to the effected sales.

**9. When it ends**

9.1 The form must be received by 5.00pm (Sydney time) 3 May 2002. The service may only be extended by agreement between the Broker, the Share Registrar and Origin.

9.2 The Broker may terminate this service earlier. If the Broker terminates the service early, it must, as soon as practicable, publish notice of this termination in the Australian Financial Review specifying the date on which the termination is to take effect or took effect. Any Instruction to Sell Forms which have not been executed (i.e. the Shares have not been sold) at the effective date for the termination will not be given effect to (and will be destroyed). Notices will be sent to any such sellers.

**10. Signing Instructions**

The Instruction to Sell Form must be signed by the Shareholder (for joint shareholders all must sign) or by his/her/their joint authorised attorney(s).

If the shareholder is a corporation, this form should be signed:

- Under the common seal of the company by two directors, or a director and a secretary; or
- By two directors, or a director and a secretary; or
- In the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or
- Under the hand of a duly authorised officer or attorney.

If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Company's Share Registry, it must be produced for noting to ASX Perpetual Registrars Limited at one of the addresses below. A certified copy of a Power of Attorney is acceptable.

**11. Lodgement Details**

Return your completed Instruction to Sell Form in the reply paid envelope to:

| **Mailing Address** | **Hand Delivery** |
|---|---|
| ASX Perpetual Registrars Limited | ASX Perpetual Registrars Limited |
| Locked Bag A14 | Level 8, 580 George Street |
| SYDNEY SOUTH NSW 1232 | SYDNEY NSW 2000 |
| Australia | Australia |

**Your Instruction to Sell Form must be received at the Share Registry no later than 5.00pm Sydney time on 3 May 2002.** A reply paid envelope is enclosed for shareholders resident in Australia. If you are returning your instruction form by post, you should allow sufficient time for collection and delivery by Australia Post.

**12. Privacy Act**

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a security holder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000.* Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrar's privacy policy is available on its website (www.registrars.aprl.com.au).



**IMPORTANT NOTICE**
**INSTRUCTION TO SELL "ORG" SHARES IN ORIGIN ENERGY LIMITED ("ORIGIN")**

Holder Number



Number of ORG shares held on 22 March 2002

5% of ORG shares held on 22 March 2002

**A**



## B SHARE SALE FACILITY

**PLEASE COMPLETE THIS FORM ONLY IF YOU WISH TO SELL THE NUMBER OF ORIGIN ENERGY LIMITED ORDINARY SHARES SHOWN IN BOX A.**

**THIS CHESS SALE INSTRUCTION FORM MUST BE FORWARDED TO YOUR BROKER FOR STAMPING**

**Shareholders with registered holdings of 10,000 shares or less, have an opportunity to sell 5% of their shareholding free of brokerage, being the number of shares shown in Box A. If you wish to use this facility complete the contact details in Section C and sign in Section D once you have read the Terms and Conditions of the Share Sale Facility set out on the reverse of this form. You may only sell 5% of your shareholding held as at 22 March 2002. If you wish to sell the number of shares shown in Box A, you must complete this form and contact your broker in sufficient time to enable them to stamp and forward this Sale Instruction Form so that it is received by Origin Energy's share registry by 5.00pm (Sydney time) on Friday 3 May 2002 at the address on the reverse of this form.**

By signing this Instruction to Sell Form you agree to:

- Appoint and instruct UBS Warburg Limited ("the Broker") to act as my agent and to arrange the sale of the number of shares set out in Box A above.
- Irrevocably authorise the Broker as my agent to sell these shares in accordance with the Terms and Conditions set out on the reverse of this form, and to execute all documents and do all acts and things necessary for the sale of such shares through this facility.
- Give the warranties and acknowledgements set out in the Terms and Conditions.

## C CONTACT DETAILS

Please provide a telephone number where we may reach you during business hours if we have any questions about this form.

**Broker approval:** By affixing the broker Stamp here your broker hereby approves the removal of your shares from your CHESS holding to satisfy your sale instruction request.

## D SHAREHOLDER SIGNATURE/S - INSTRUCTIONS

**It is important you read the signing instructions overleaf as incorrectly signed forms may be rejected.**

I/We named above agree to be bound by the Terms and Conditions of the Share Sale Facility set out on the reverse of this Instruction to Sell Form.

| Securityholder 1 (Individual) | Joint Securityholder 2 (Individual) | Joint Securityholder 3 (Individual) |
|---|---|---|
| | | |
| Sole Director and Sole Secretary | Director/Company Secretary (Delete one) | Director |

This form should be signed by the securityholder. If a joint holding, all securityholders should sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution.

Date

/ /



**PLEASE READ OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS**

**ORG SSF002**

# TERMS AND CONDITIONS OF SALE

By signing this form you irrevocably agree to these terms and conditions and irrevocably request UBS Warburg Limited ABN 40 008 582 705 (the "**Broker**") to deal with your shares in Origin Energy Limited ABN 30 000 051 696 ("**Origin**") and sale proceeds as set out below.

**1. Purpose**

1.1 The Share Sale Facility has been established by the Broker to assist Origin Shareholders to sell their Origin shares ("**Shares**") conveniently. Origin Shareholders with registered holdings of 10,000 shares or less may use the facility to sell 5% of their holding as registered on 22 March 2002. Shareholders with registered holdings of 170 shares or less, being deemed an Unmarketable Parcel, will be able to use the facility to sell their entire registered holding under the facility.

The facility will be available to shareholders in jurisdictions where it is legal to offer the facility.

1.2 Origin Shareholders are under no obligation to sell their shares through the facility. Origin is not making the offer of the service nor is it liable in any way in relation to it other than as described in **Section 8** below. It is offered by the Broker. Instruction to Sell orders will be given effect on the next Sale Day after the business day on which your form is received and processed. Sale Days will occur weekly each Friday beginning 19 April 2002 until the Friday following the close of the offer. The Broker may at its sole discretion delay the sale of some or all of the batches if it considers that to be in the best interests of Origin Shareholders by avoiding an excessive concentration of sales on the Sale Day.

In this circumstance, any "unsold batches" would be sold on the next trading day or trading days, as determined by the Broker, and the sale price achieved for the shares will be the weighted average sale price of all batches sold that include the Shareholders' shares (see section 4.3 and 4.4 below).

**The market price of Origin shares may change (eg drop) between the time you send in your form and the day your sell order is executed.**

**2. Appointment of Broker**

2.1 As an Origin Shareholder, you appoint the Broker as execution only broker to sell your eligible Shares as noted in Box A of the Instruction to Sell Form as your agent.

2.2 The Instruction to Sell Forms received prior to a Sale Day will be processed by ASX Perpetual Registrars Limited ABN 54 083 214 537 (the "**Share Registrar**") and treated as one batch. A batch will be prepared on the last business day before a Sale Day and will include any forms received on or prior to that day which are yet to be processed. The batch will be notified to the Broker and you will be a client of the Broker.

2.3 You authorise the Broker to effect the sale of your Shares in accordance with the Business Rules of the Australian Stock Exchange and the payment of money, and to execute any instrument and take any other step as it considers appropriate to transfer your Shares (or otherwise give effect to the sale of your Shares), in accordance with these terms and conditions.

**3. Warranties by you**

You warrant that you have made your own decision on whether to sell your Shares and have independently and without reliance on information from Origin, the Broker, save for the Instruction to Sell Form and these Terms and Conditions made:

(a) your own investigations into the affairs of Origin;
(b) your own analysis of whether to instruct UBS Warburg to sell your Shares in accordance with this Instruction to Sell Form and these Terms and Conditions.

You warrant that you are the legal and beneficial owner of your Origin Shares and that you are absolutely free to sell your Origin Shares and your Origin Shares have not been mortgaged or charged or otherwise encumbered in any way.

**4. Selling in batches**

4.1 Your Shares will be sold:

(a) together with the Shares of other sellers, whose Shares are included in the batch from the same period preceding each Sale Day;
(b) on an 'at market' basis, but resulting in a weighted average sale price for you as described below.

4.2 The Shares of various Shareholders which are included in the one batch will be notified by the Share Registrar to the Broker on the morning of the next Sale Day following the business day on which the forms are collected.

4.3 The Broker will place one or more sell orders to sell all those Shares as soon a practicable. The Shares included in the one batch may therefore be sold by multiple trades at different prices. Each Shareholding included in a batch sold on the one day will be deemed sold proportionately in each such trade. For example, if a seller wants to sell 100 Shares and the total in this relevant batch is 500 Shares and the first trade for the batch is for 250 Shares, the seller is deemed to have sold 50 Shares in that trade.

4.4 If all the Shares in one batch are not sold on the one day, the batch will be split by the Broker into two batches:

(a) a batch containing the Shares which have been sold (a "**sold batch**"); and
(b) a batch containing the Shares which have not been sold (an "**unsold batch**").

The Broker will place one or more orders to sell the unsold batch on the following trading day as (or as part of) that trading day's batch. If this occurs, the sale price you will receive will be the weighted average sale price of all batches sold that include your shares.

4.5 The sale price achieved for your Shares, will be the weighted average sale price of the batch (or batches) in which they were sold. The sale price achieved may be different to the price appearing in the newspaper on the day you send in your Instruction to Sell Form or any other day. The sale price may not be the highest price at which shares are sold on the day your Shares are sold. Processing of Instruction to Sell Forms would be done only on business days and sales would be done only on trading days. The Broker may reject an Instruction to Sell form by giving written notice to that effect to the seller.

**5. Selling on the Australian Stock Exchange**

The Broker will sell Shares on the Australian Stock Exchange in the ordinary course of business. Sales will be matched with buyers via the SEATS trading system. The Broker will not, as principal, buy any of your Shares. Crossings with other clients of the Broker, but not special crossings, are permitted.

**6. Role of Share Registrar**

The Share Registrar will be acting for Origin to assist the Broker in the processing of received Instruction to Sell Forms, the issue of contract notes and the despatch of cheques.

**7. Proceeds of sale**

The proceeds of the sale of each batch will be transferred from the general trust of the Broker and put in a special purpose trust account of the Broker. Your proceeds of sale will be despatched to you in the form of a cheque by ordinary post to your latest address appearing in the Origin Share Register. Despatch in this way is at your risk. The Broker may decide to pay you the proceeds of sale out of its own funds after your Shares have been sold (but before receipt of the sale proceeds from buyers). If this occurs, you authorise the Broker to reimburse itself out of the sale proceeds so received.

**8. Fees**

Shareholders will not be required to pay brokerage in respect of transactions executed by the Broker pursuant to the service under these terms and conditions. Origin will pay:

(a) a handling fee (and any GST) to the Share Registrar in respect of the processing of Instruction to Sell Forms;
(b) brokerage (and any GST) to the Broker in relation to the effected sales.

**9. When it ends**

9.1 The form must be received by 5.00pm (Sydney time) 3 May 2002. The service may only be extended by agreement between the Broker, the Share Registrar and Origin.

9.2 The Broker may terminate this service earlier. If the Broker terminates the service early, it must, as soon as practicable, publish notice of this termination in the Australian Financial Review specifying the date on which the termination is to take effect or took effect. Any Instruction to Sell Forms which have not been executed (i.e. the Shares have not been sold) at the effective date for the termination will not be given effect to (and will be destroyed). Notices will be sent to any such sellers.

**10. Signing Instructions**

The Instruction to Sell Form must be signed by the Shareholder (for joint shareholders all must sign) or by his/her/their joint authorised attorney(s).

If the shareholder is a corporation, this form should be signed:

- Under the common seal of the company by two directors, or a director and a secretary; or
- By two directors, or a director and a secretary; or
- In the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or
- Under the hand of a duly authorised officer or attorney.

If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Company's Share Registry, it must be produced for noting to ASX Perpetual Registrars Limited at one of the addresses below. A certified copy of a Power of Attorney is acceptable.

**11. Lodgement Details**

THIS CHESS SALE INSTRUCTION FORM MUST BE FORWARDED TO YOUR BROKER FOR STAMPING

Return your completed Instruction to Sell Form to your broker for approval of the removal of your shares from your CHESS holding. Your broker will authorise the removal of your shares from your CHESS holding by affixing their broker's stamp before sending to the Share Registry at:

| **Mailing Address** | **Hand Delivery** |
|---|---|
| ASX Perpetual Registrars Limited | ASX Perpetual Registrars Limited |
| Locked Bag A14 | Level 8, 580 George Street |
| SYDNEY SOUTH NSW 1232 | SYDNEY NSW 2000 |
| Australia | Australia |

**Your Instruction to Sell Form must be received at the Share Registry no later than 5.00pm Sydney time on 3 May 2002.** A reply paid envelope is enclosed for shareholders resident in Australia. If you are returning your instruction form by post, you should allow sufficient time for collection and delivery by Australia Post.

**12. Privacy Act**

ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a security holder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act 2000*. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrar's privacy policy is available on its website (www.registrars.apri.com.au).

If you have any questions please call the Origin Share Registry on 1300 664 446